Exhibit 107

Calculation of Filing Fee Table

424(b)(3) (form type)

Table: newly registered and Carry forward securities

	Security Type	Security Class Title	Fee Calculation or Carry Forward Rule	Amount Registered	Proposed Maximum Offering Price Per Unit	Maximum Aggregate Offering Price	Fee Rate	Amount of Registration Feed

Newly Registered Securities
Fees to be Paid	Debt	5.150% The Dow Chemical Co Notes Due February 15, 2032	457 (r)			$317,000.00	0.0001531	$48.53

Fees to be Paid	Debt	5.350% The Dow Chemical Co Notes Due February 15, 2035	457 (r)			$612,000.00	0.0001531	$93.70

Fees to be Paid	Debt	5.800% The Dow Chemical Co Notes Due February 15, 2055	457 (r)			$1,169,000.00	0.0001531	$178.97

	Total Offering Amount					$2,098,000.00

	Total Fees Previously Paid

	Total Fee Offsets

	Net Fee Due							$321.20